Exhibit 99.1

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 20, 2007

        This enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Meeting”) to be held on December 20, 2007, or at any adjourned date thereof.

VOTING PROCEDURES

        Shareholders of the Company who are unable to attend the Meeting in person may mark, date, sign the enclosed Proxy Card, and mail it as promptly as possible to the Company as specified in the Annual Shareholders Meeting notice (the “Notice”).

        Upon the receipt of a properly executed proxy in the form enclosed, and the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for directors set forth herein. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

        The proxy solicited hereby may be revoked, no later then 24 hours prior to the Meeting, by delivering a written revocation to Mr. Arie Rand, CFO of the Company along with a proof of identity (a copy of a certificate of incorporation, copy of an identity card, copy of a passport or other proof as the case may be). Such Proxy revoking shareholder may vote by attending the Meeting. The Company expects to solicit proxies by mail and to mail this Proxy Statement and the enclosed form of Proxy Card to shareholders on or about November 21, 2007. Directors, officers and employees of the Company may also solicit proxies by telephone, telefax, telegraph, email and personal interview.

        Except with regard to Position Notices as described below, the Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

SHAREHOLDERS’ POSITION NOTICES

        The Companies Law provides that, with regard to those matters which may be voted upon via proxy, the Board of Directors or any shareholder of the Company may address the Company’s shareholders in writing through the Company in an attempt to influence the manner in which the shareholders will vote (a “Position Notice”). Position Notices shall be submitted to the Company no later than November 29, 2007. The Company may respond to such Position Notices no later than December 6, 2007.

        The Company will make all Position Notices which have been submitted in a timely manner available to the public through one of the following websites: HTTP://WWW.TASE.CO.IL., http://www.magna.isa.gov.il, http://www.sec.gov. Copies of such Position Notices may also be obtained for no charge at the Company’s offices (at the address listed at the beginning of this Proxy Statement). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later then five (5) days after receiving such Position Notice. The Company will be entitled to reimbursement from the shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the shareholders. In case of a Position Notice sent by shareholder/s holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date), such fees shall not exceed NIS 200 (approximately $50).

INSPECTION OF PROXY CARDS

        One or more holders of the Company’s Ordinary Shares representing five percent or more of the total number of voting rights of the Company and also one or more holders of such a percentage of the voting rights not held by a controlling shareholder (as defined under Section 268 to the Companies Law) shall be entitled to inspect Proxy Cards in accordance with the provision of regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) – 2005.

        As of November 6, 2007, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 445,457 shares.

        As of November 6, 2007, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling shareholder as set forth above is approximately 318,987 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

        Only holders of record of Ordinary Shares at the close of business on November 19, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. On November 6, 2007 8,909,138 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders of the Company have the same voting rights.

        The presence at the Meeting of two or more shareholders, personally, by their representatives or by proxy, who hold or have the right to vote 33% of the voting rights of the issued share capital shall constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present within half an hour after the appointed time at the adjourned meeting, the presence of any number of shareholders attending in person or by proxy will constitute a quorum.

        The resolutions set forth in Sections 1 (A), 2 ,3 and 4 of the Agenda require a simple majority vote of all Ordinary Shares represented at each voting at the Meeting in person or by proxy.

        The resolution set forth in Section 1(B) for the election of external directors requires a majority vote of all Ordinary Shares represented at such voting at the Meeting in person or by proxy, provided that either:

—	The majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders who are present in person or by a proxy, vote in favor of election of the director (though the total number of the shareholders will not include the abstaining shareholders); or

—	the total number of shares held by non-controlling shareholders who voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

        Each shareholder that delivers a signed proxy to the Company must indicate on the appropriate place on the proxy, whether or not that shareholder is a controlling shareholder in connection with the approval of the resolution set forth in Section 1(B) above, as defined below. In the absence of indication whether a shareholder is a controlling shareholder with regard to the approval of resolution 1(B), such shares will not be counted in such resolution and will be deemed abstained.

        “Control” in the sense of the Israel Companies Law of 1999 (the “Companies Law”) means: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation”. “Means of control” of a corporation means any of the following: (i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager”.

PRINCIPAL SHAREHOLDERS

        The following table shows as of November 6, 2007, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Class[2]

Charter TiS LLC ("Charter")	1,701,400		17.3%

All executive officers and directors as a group (persons)	896,673	[1]	9.1%

(1)	Includes vested options to purchase an aggregate of 557,499 Ordinary Shares held by officers and directors of the Company.

(2)	The percentage of class is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares and the number of shares that an individual has the right to acquire within 60 days.

PROPOSALS ON THE AGENDA OF THE MEETING

1(A).PROPOSAL OF ELECTION OF DIRECTORS

        The Board of Directors of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation

Izhak Nakar	55	Izhak Nakar founded TIS, served as its Chief Executive Officer and Chairman from inception until December 2001 and continues to serve on the Company's board since then. Mr. Nakar has co-founded several technology companies including TIS and TopGuard ( acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the "Israel Defense Award," bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the "Man of the Year Award" in Business and Management (`95-'96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

William Landuyt	52	William Landuyt, has been a director of the Company since March 2, 2004. Mr. Landuyt has been a Senior Partner at Charterhouse Group, Inc. since February 2004. Mr. Landuyt previously held the position of Principal at Charterhouse Group, Inc. since December 2003. He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc ("Hanson") in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

Elie Housman	70	Elie Housman has been a director of TIS since May 2000. Mr. Housman joined InkSure in February 2002 as Chairman. Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held companies in the United States. Mr. Houseman is also the Chairman and CEO of Inksure Technologies. Elie Housman will serve as a director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	45	Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS' ASP2, an initiative of TiS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company's Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter serves on the Company's board since December 2005.

Prof. Yehezkel Yeshurun	57	Professor Yehezkel Yeshurun has been a director of the Company since December 2004. He brings to the Company's Board of Directors over 25 years of technical and management experience. He is a faculty member in the School of Computer Science at Tel Aviv University, and his research areas are Computer Vision, Pattern Recognition and Computational Neuroscience. He authored more than 80 scientific publications and served on numerous international program committees. Professor Yeshurun has co-founded several technology companies including us and TapGuard (provider of QoS solutions over the internet, acquired by Elron Software (NASDAQ: ELRN)), and is the Chairman of the Board of ForeScout Technology (Internet Security startup). Among other positions, he served as the chairman of the Department of Computer Science at Tel Aviv University, chairman of the Israeli National Committee for IT, a member of the board of the Israeli chapter of W3C, a board member of the US-Israel Science and Technology Commission and a member of the board of governors of the International Association for Pattern Recognition. Professor Yeshurun holds a Ph.D. in Mathematics from Tel Aviv University and held visiting positions at New York University, McGill University and the University of Paris.

        The Board of Directors met 7 times during the fiscal year ended December 31, 2006, and acted 1 time by unanimous consent in writing. Each of the directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

        For the year ended December 31, 2006, the compensation paid, and value of benefits in kind granted, to Dr. Ido Schechter, the Company’s Chief Executive Officer, was $388,000, which was comprised of a base salary of $319,000, which includes an $82,000 bonus, comprising of 75% of the annual bonus approved by the shareholders Meeting in year 2006, that the Compensation Committee of the Company, having examined the performance of the Company and its management, during year 2006, has determined the Company pay Dr. Schechter, and $69,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2006, directors or members of our administrative, supervisory or management bodies during that time was $1,028,000. In addition, in 2006, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 286,000 ordinary shares under our ESOP 2003 with an exercise price of $3.78 per share. The compensation paid to all persons other than Dr. Ido Schechter does not include (i) reimbursement of directors’ expenses, (ii) $84,000 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to the Company’s officers, and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below. If any of such nominees is unable to serve, the person named in the Proxy will vote the Ordinary Shares for the elections of such other nominees as the Company’s Board of Directors may propose. The nominees advise that they will serve as directors if elected.

        For each individual nominee to the Board of Directors (as described in this Section 1(A), the vote shall be made separately.

RESOLVED, to elect Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The Board of Directors recommends that the shareholders vote “FOR” the election of each of Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

1(B). PROPOSAL TO ELECT EXTERNAL DIRECTORS

        Israeli law requires that the Company shall have two external directors in office at all times. An external director is appointed for a period of three years that may be extended for additional three year periods. A person may not be appointed as an external director if they or their relative, partner, employer or any entity under their control, has or had, on or within the two years preceding the date of such appointment, any affiliation with the company or entity controlling, controlled by or under common control with the company. The term “affiliation” includes employment relationship, business or professional relationship, which is on a regular basis, control and service as an office holder. A person may neither be appointed as an external director if such person’s position or business activities create or may create a conflict of interests or interfere with such person’s ability to serve in the capacity of an external director.

        Under the Companies law and regulations promulgated thereof, a person shall be qualified to serve as an external director only if he or she possesses financial and accounting expertise or professional competence.

        At the annual meeting held on December 27, 2006 two external directors, Ms. Sivan Sadan and Mr. Victor Halpert were appointed for a three-year term. Due to Sivan Sadan’s resignation in the course of 2007 and Victor Halpert’s recent resignation, new external directors should be appointed. Therefore it is recommended that Mz. Aliza Sharon and Mr. Asael (Asi) Karfiol_will be appointed as the Company’s external directors for the upcoming three-year term and until their successors are duly elected and shall qualify. Mrs. Aliza Sharon and Mr. Asael (Asi) Karfiol have declared and warranted to the Company that all the conditions laid down under the Companies Law have been fully satisfied.

        The following table provides certain relevant information concerning the recommended external director, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation

Aliza Sharon	53	Aliza Sharon , I.D. no 52245537, is an Israeli citizen and her address is 12 Hakdoshim St. Ra'anana 43402. Mrs. Sharon is Managing Partner and Owner of a Tel Aviv firm of Certified Public Accountants. The firm was established in 1993, today employs 20 professionals, and is involved in audits, consultation, management and internal audits of Israel's largest companies and institutions. Mrs. Sharon also serves as a member of the board of directors of Israel Aircraft Industries Ltd, University of Haifa and Azorim Investments and Building Construction Ltd., and holds a license to practice as a Certified Public Accountant [from 1987] and a Bachelor of Arts in Economics [University of Haifa, from 1979]. Previously, Mrs. Sharon served as Chief Executive Officer and Financial Manager of a large building organization, and as an accountant at a large Tel Aviv firm of Certified Public Accountants. Mrs. Sharon possesses financial and accounting expertise, as required by the Companies Law and regulations deriving thereof.

Asael (Asi) Karfiol	44	Asi Karfiol, I.D. no. 058089939 is an Israeli citizen and his address is 6 Dori Ya'akov St. Ra'anana, 43398. Mr. Karfiol served in various positions in the field of Venture Capital From 2001 through 2007. Mr. Karfiol is serving as General Partner at Hyperion Israel Venture Partners. From 1995 through 2001 Mr. Karfiol held various Vice President positions at Ascend Venture Capital, an Israeli Venture Capital Fund, and at ITI, an American-Israeli Investment Company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastics Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a BSc (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University. Mr. Karfiol possesses professional competence as required by the Companies Law and regulations deriving thereof.

RESOLVED, to elect Mrs. Aliza Sharon and Mr. Asael (Asi) Karfiol as external directors to serve for a period of three years and until their successors are duly elected and shall qualify.

RESOLVED further, that the compensation for the services of the above external directors shall be determined in the following Resolutions of this Annual Shareholders Meeting 2007 and shall include monetary compensation as well as share option grant.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mrs. Aliza Sharon and Mr. Asael (Asi) Karfiol as directors to serve for a period of three year and until their successors are duly elected and shall qualify.

2. PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors recommended and upon such recommendation, the shareholders in a resolution dated December 27, 2006, appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company for the year ending December 31, 2006. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. The firm of Kost, Forer & Gabbay has audited the Company’s books and accounts and performed other accounting services for the Company since 2003.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2007, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2007.

3. PROPOSAL TO RATIFY THE COMPANY’S CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

        A copy of the Company’s audited consolidated financial statements and Annual Report for the year ended December 31, 2006 is available on the Company’s website at www.TopImageSystems.com, and on the Tel Aviv Stock Exchange website: HTTP://WWW.TASE.CO.IL. The shareholders of the Company are requested to adopt the following resolution:

RESOLVED thatthe consolidated financial statements for the year ended December 31, 2006 be ratified.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the Company’s consolidated financial statements.

4. PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF
THE DIRECTORS OF THE COMPANY FOR THE FINANCIAL YEAR 2007

        Pursuant to Israeli law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and Shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have resolved and recommend the following:

1.	Assuming that they are elected to serve as directors at the Meeting, both William Landuyt and Dr. Ido Schechter have waived their right to receive compensation for their service as Board members, though Dr. Schechter shall continue to receive payments in his capacity of CEO of the Company. William Landuyt shall only receive reimbursement for expenses related to his service.

2.	Each member of the Audit Committee (currently Mr. Elie Housman Professor Yehezkel Yeshurun and Mr. William Landuyt (the latter two will be replaced by the new elected external directors)) shall receive compensation for his/her service as a member of the Board of Directors and Audit Committee of the Company, a total annual payment in the amount of NIS15,750 (approx. US$3,938). In addition, each of the directors shall receive an amount of NIS3,000 (approximately US$750) for each Board and/or Audit committee meeting they will participate in.

3.	Mr. Izhak Nakar and Yehezkel Yeshurun shall receive compensation for their service as members of the Board of Directors, in the amount of NIS19,841 (approximately US$4,960) per year and NIS993 (approximately US$248) for each Board and/or committee meeting they will participate in. Mr. Nakar shall continue to receive payments for various services rendered by him to the Company – if rendered, as approved by the Compensation Committee, the Audit Committee and the Board – if approved by the Annual Shareholders Meeting (as defined below).

4.	Dr. Ido Schechter is serving as Chief Executive Officer of the Company. In previous years, the Board of Directors exercised its discretion and approved payment of certain bonuses to Dr. Schechter based on his achievements in the management of the Company. As Dr. Schechter is now serving as a director, Israeli law requires such compensation to be approved by the Audit Committee, the Board of Directors and the Meeting. Subject to approval by the Meeting, the Board of Directors has approved the following compensation for Dr. Schechter for the year 2007:

(a)	The annual salary of Dr. Schechter shall be raised by 7% as of January 1st 2007. The updated gross base annual salary as of January 1st 2007 shall be NIS 81,604 (approximately US$20,000).

(b)	Dr. Schechter shall be granted an option to purchase 85,200 shares of the Company’s ordinary shares (the “2007 Options”) under the Company’s 2003 share option plan. Absent a transaction which would result in the sale of substantially all of the assets or share capital of the Company (a “Change in Control”), the 2007 Options shall vest in two equal parts over a period of two years commencing on January 1st 2007, so that 50% of the 2007 Options shall vest on December 31, 2007 and the remainder shall vest on December 31, 2008. In the event of a Change in Control, any unvested portion of the 2007 Options shall vest immediately. The exercise price for the 2007 Options shall be US$3.84 per share (“Exercise Price”) which was the market value of the shares on January 3, 2007 which was the first trading day of the year 2007. For the purpose hereof, the date of grant shall mean the date of the approval of the option grant by the shareholders of the Company.

(c)	Dr. Schechter shall be entitled to an annual bonus for 2007 in an amount equal to 50% of his annual salary.

i.	Fifty percent of such amount will be payable based on the Company’s achievements of the operating profit as follows (the “Operating Profit Component”): (A) fifty percent of the Operating Profit Component of the bonus will be payable in the event the Company achieves in 2007 the operating profit of US$1,100,000 (the “Minimum Operating Profit”). (B) one hundred percent (100%) of the Operating Profit Component of the bonus will be payable in the event the Company achieves the target operating profit for the year 2007 according to the budget approved by the Board of Directors on 24.1.07 (“Approved Budget”). The operating profit for this purpose shall be calculated based on the annual audited financial statements of the Company for 2007 (“Financial Statements”), as approved by the Board. The operating profit (including any relevant adjustments approved by the Board) shall be referred to as the “Approved Operating Profit”. (C) in the event the Company exceeds the Minimum Operating Profit (entitling Dr. Schechter to 50% of the Operating Profit Component) but does not reach the Approved Operating Profit (entitling Dr. Schechter to 100% of the Operating Profit Component) the proportionate amount of the Operating Profit Component in excess of 50% but below 100% will be calculated in linear proportion to the operating profit actually achieved by the Company. By way of example, in the event the Approved Operating Profit is determined as US$1,600,000 and the Company reaches the actual operating profit of US$1,350,000 (i.e. in excess of the Minimum Operating Profit but below the Approved Operating Profit) 75% of the Operating Profit Component (i.e. 75% of 50% of the Bonus) shall be payable.

ii.	Twenty percent of the annual bonus will be payable in the event of the Company achieving the sales target for the year 2007 according to the Approved Budget (the “Sales Component”)as follows: (A) fifty percent (50%) of the Sales Component of the bonus will be payable in the event the Company achieves in 2007 the sales of US$20,000,000 (the “Minimum Sales”). (B) one hundred percent (100%) of the Sales Component of the bonus will be payable in the event the Company achieves in 2007 the sales target according to the Approved Budget (US$23,000,000). The sales target for the year 2007 (including any relevant adjustments approved by the Board shall be referred as the “Approved Sales Target”. (C) in the event the Company exceeds the Minimum Sales (entitling Dr. Schechter to 50% of the Sales Component) but does not reach the Approved Sales Target (entitling Dr. Schechter to 100% of the Sales Component) the proportionate amount of the Sales Component in excess of 50% but below 100% will be calculated in linear proportion to the sales actually achieved by the Company. By way of example, in the event the Company reaches the actual operating profit of US$21,500,000 (i.e. in excess of the Minimum Sales but below the Approved Sales Target) 75% of the Sales Component (i.e. 75% of 20% of the Bonus) shall be payable.

iii.	Thirty percent of the annual bonus will be payable at the discretion of the Board after considering the recommendations of the Compensation Committee and Audit Committee based on its review of Dr. Schechter’s performance for 2007.

(d)	Supplementary Bonus: Additionally, in the event that the Approved Operating Profit exceeds the Target Operating Profit under the Approved Budget, Dr. Schechter shall be entitled to an additional amount equal to 1.55/2.55 X US$20,000 for each 10% or portion thereof by which the Company exceeded the Approved Operating Profit in 2007.

5.	Mr. Izhak Nakar is serving as Chairman of the Board of Directors of the Company. As Mr. Nakar serves as the Chairman of the Board of Directors of the Company, Israeli law requires that compensation to be paid to Mr. Nakar, be approved by the Audit Committee, the Board of Directors and the Meeting. Subject to approval by the general meeting, the Board of Directors has approved the Compensation Committee and the Audit Committee’s recommendation of the following compensation for Mr. Nakar:

(a)	In consideration for Mr. Nakar’s services as chairman of the Board of Directors of the Company for the year 2007 Mr. Nakar shall be granted an option to purchase 75,000 shares of the Company’s ordinary shares under the Company’s 2003 share option plan on the terms set forth below, in addition to any options granted to Mr. Nakar heretofore (the “New Options”). Absent a transaction which would result in the sale of substantially all of the assets or common stock of the Company (a “Change in Control”), the New Options shall vest in two equal parts over a period of two years commencing on January 1st 2007, so that 50% of the New Options shall vest on December 31, 2007 and the remainder shall vest on December 31, 2008. In the event of a Change in Control, any unvested portion of the New Options shall vest immediately. The exercise price for the New Options shall be US$3.84 per share (“Exercise Price”) which was the market value of the shares on January 3, 2007 which was the first trading day of the year 2007. For the purpose hereof, the date of grant shall mean the date of the approval of the option grant by the shareholders of the Company.

(b)	In respect of his facilitation services and other assistance to be rendered to the Company anywhere in the world with a view to expanding the Company’s business worldwide, Mr. Nakar shall be entitled to a compensation consisting of a fee in the amount of US$1,200 (one thousand two hundred US dollars) for each day of such services.

(c)	In respect of Mr. Nakar’s assistance to the Company in connection with M&A Transactions, Mr. Nakar shall be entitled to a success bonus as set forth below for each consummated M&A Transaction in respect of which such assistance has been provided.

An “M&A Transaction” for the purpose hereof shall mean the sale or purchase of all of, or a substantial part of, another corporation’s securities or assets, the sale of all or substantial part of the Company’s assets or securities, the merger or consolidation of the Company with another corporation, the purchase of any substantial assets of another corporation or entity, and the formation of a joint venture with another corporation or entity.

The amount of the success bonus shall be no less than US$100,000 and no more than US$250,000 for an M&A Transaction, and the exact amount thereof shall be determined for each M&A Transaction by the Compensation Committee, having regard to the scope (amount) of the M&A Transaction and the attendant direct transaction costs (such as expert and professional fees, e.g. investment banking advice) thereof.

During the year 2007, the Company consummated two M&A Transactions with Capture Projects Limited (“CPL Transaction”) and with Asiasoft Global Pte. Limited (“Asiasoft Transaction”) with the assistance of Mr. Nakar and therefore, subject to the Meeting’s approval of proposal 4, the Compensation Committee determined that the Success Bonus to be granted to Mr. Izhak Nakar with respect to such M&A Transactions during year 2007 shall be US$ 100,000 with respect to the CPL Transaction and US$ 200,000 with respect to the AsiaSoft Transaction.

6.	Following the Company’s Compensation Committee’s recommendation of October 17, 2006, approved by the Company’s Audit Committee, the Board of Directors and by the Company’s annual shareholders meeting of December 27, 2006, to grant options to the Company’s directors under the Company’s 2003 share option plan “pool” (“ESOP”), in light of the nomination of two new external directors to the Company’s Board and assuming that they are elected to serve as external directors at the forthcoming Meeting, and due to the Company’s belief that all serving members of the board should have equal compensation terms:

The Board approved that each of the persons elected to serve as external directors by the Meeting will be granted a total of 25,000 options, under the ESOP, each option exercisable to one share of 0.04 NIS par value, at an exercise price per share equal to the Company’s closing share price on the date the Annual Shareholders Meeting approves such option grant (“Date of Grant”). The options shall vest in two equal portions over a period of two years commencing on the Date of Grant: 12,500 options shall vest at the consummation of 12 months from the Date of Grant and the remaining 12,500 options shall vest at the consummation of 24 months from the Date of Grant.

RESOLVED, to approve the terms of compensation of the directors of the Company as proposed above.

        The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. In the absence of indication whether a shareholder is a controlling shareholder with regard to resolution 1(B), such shares will be deemed abstained and not be counted in such resolution.

By Order of the Board of Directors Izhak Nakar Chairman of the Board of Directors

Tel Aviv, Israel
Date: November 21, 2007